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ANNUA REPORT
FORM X-17A-5 (A)
PART III

CM 8/8/02

SEC FILE NUMBER
8 - 27126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 8/9/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dillon-Gage Securities Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15301 Dallas Parkway, Suite 200
(No. and Street)

Addison (City) Texas (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Dr. (Address) **Irving** (City) **Texas** (State) 75063 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Jon Christiansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dillon-Gage Securities Incorporated**, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

V.P

Title

Notary Public

ALICE E YODER
NOTARY PUBLIC
State of Texas
Comm. Exp. 07-07-2005

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule I

DILLON-GAGE SECURITIES INCORPORATED
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2001

Total stockholder's deficit qualified for net capital	$ (113,662)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	175,000
Total capital and allowable subordinated liabilities	61,338
Deductions and/or charges	
Non-allowable assets:	
Non-marketable securities	3,300
Advances to employees	33,135
Prepaid expenses	872
Total deductions and/or charges	37,307
Net Capital	$ 24,031
Aggregate indebtedness	
Accrued expenses	$ 12,362
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 19,031
Ratio of aggregate indebtedness to net capital	.51 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December, 31 2001 as filed by Dillon-Gage Securities, Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.